SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          SCHEDULE 13E-4/A
                          (Amendment No. 1)

                     ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                          (Name of Issuer)

                MUNICIPAL MORTGAGE AND EQUITY, L.L.C.
                (Name of Person(s) Filing Statement)

                    Series I Preferred Shares
                   Series II Preferred Shares
          Series I Preferred Capital Distribution Shares
          Series II Preferred Capital Distribution Shares
                 (Title of Class of Securities)

             Series I Preferred Shares - 62624B200
            Series II Preferred Shares - 62624B408
    Series I Preferred Capital Distribution Shares - 62624B309
    Series II Preferred Capital Distribution Shares - 62624B507
             (CUSIP Number of Class of Securities)

                       Mark K. Joseph
        Chief Executive Officer and Chief Financial Officer
            Municipal Mortgage and Equity, L.L.C.
            218 North Charles Street, Suite 500
                  Baltimore, Maryland 21201
                      (410) 962-8044

    (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications on Behalf of Person(s) Filing
     Statement)

                 Frank R. Goldstein, Esquire
                      Brown & Wood LLP
                815 Connecticut Avenue, N.W.
                   Washington, D.C. 20006
                      (202) 973-0600

                    November 26, 1997
           (Date Tender Offer First Published,
            Sent or Given to Security Holders)

                Calculation of Filing Fee

Transaction Valuation*                     Amount of Filing Fee**
   $4,211,517                                   $842.30

    * The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing for $4,211,517 the securities offered to be purchased. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

    *  The filing fee was paid prior to the filing of the Schedule 13E-4.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                Filing Party:

Form or Registration No.:              Date Filed:

                       INTRODUCTORY STATEMENT

    This Amendment No. 1 to the Schedule 13E-4 filed by Municipal
Mortgage and Equity, L.L.C., a Delaware limited liability company ("MuniMae"), amends and supplements the Schedule 13E-4 filed electronically on November 26, 1997 with the Securities and Exchange Commission. This Issuer Tender Offer Statement relates to MuniMae's offer to purchase for cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), up to 20% of the issued and outstanding shares of the following classes of limited liability interests of MuniMae: Series I Preferred Shares, Series II Preferred Shares, Series I Preferred Capital Distribution ("CD") Shares and Series II Preferred CD Shares. MuniMae is offering to purchase 3,266 Series I Preferred Shares, 1,528 Series II Preferred Shares, 1,782 Series I Preferred CD Shares and 762 Series II Preferred CD Shares.

    This Amendment is being filed to report MuniMae's issuance on December 1, 1997 of a press release, the text of which is attached hereto as an Exhibit and which is incorporated herein by reference. Only those items of the Statement that are amended and supplemented hereby are included herein.

Item 9.  MATERIAL TO BE FILED AS EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by the following information:

99(a)(3)  Text of Press Release, dated December 1, 1997.

                         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Municipal Mortgage and Equity, L.L.C.

                             By:  /s/  Mark K. Joseph
                             Name:     Mark K. Joseph
                             Title:    Chairman and CEO

Dated:  December 2, 1997


                   EXHIBIT INDEX


         The following exhibit is filed as part of this Issuer Tender Offer Statement.


Exhibit
No.               Description

99(a)(3)          Text of Press Release dated December 1, 1997.

                                        Exhibit 99 (a)(3)


PRESS RELEASE                   Contact:  Derek K.Cole
                                          Director, Investor Relations
FOR IMMEDIATE RELEASE                     (888) 788-3863


     MuniMae Announces Tender Offer for Its Preferred Shares


BALTIMORE, MD, December 1, 1997 -- Municipal Mortgage and Equity,
L.L.C. (AMEX: MMA), also known as MuniMae, announced today a tender offer to purchase up to 20% of each of its four outstanding classes of preferred shares for 80% of the shares' September 30, 1997 book value. MuniMae originates, invests in and services tax-exempt multifamily housing bonds.

MuniMae is making this offer in response to an unsolicited offer, by an unaffiliated third party, to purchase MuniMae preferred shares for prices ranging from $325-$450, or from 50.58% to 59.21% of the shares' September 30, 1997 book value. MuniMae is recommending against accepting this offer.

In order to provide liquidity options to its preferred shareholders, MuniMae is offering to purchase for cash up to the share amounts and at the prices per share described below:

                                    Shares         Offer Price
  Series I   Preferred Shares        3,266          $593.43
  Series II  Preferred Shares        1,528          $711.77
  Series I   Preferred CD Shares     1,782          $448.77
  Series II  Preferred CD Shares       762          $506.67

MuniMae Chairman and CEO, Mark K. Joseph, commented, "We are not recommending that our preferred shareholders sell their shares at this time. We believe that MuniMae remains an excellent long term investment.
However, we do recognize that some shareholders may need liquidity and we do not want them to be faced with only one option. We are making this offer to increase the options available to the shareholders. In addition, the offer makes prudent use of our investment resources for our growth shareholders."

The offer to purchase was made and filed with the Securities and Exchange Commission on Wednesday, November 26, 1997. The offer will expire at midnight, Eastern Standard Time, on Friday, December 26, 1997, unless extended by the Company.

As of September 30, 1997, MuniMae has assets of $234 million, consisting primarily of 36 tax-exempt bonds and other bond related investments, most of which provide for MuniMae to participate in the appreciation of the underlying apartments on a tax-exempt basis. The multifamily housing complexes which back MuniMae's portfolio are located in eleven states and contain 8,443 units with an average occupancy of 95%.

MuniMae is organized as a limited liability company which provides for tax advantages as well as the benefit of corporate governance. MuniMae, like Real Estate Investment Trusts ("REITs"), is exempt from tax at the corporate level. In addition, the Company passes through to its shareholders primarily tax-exempt dividends which are generated by its municipal bond investments. Dividends to shareholders are declared and paid quarterly.

MUNIMAE:  TAX-EXEMPT DIVIDENDS AND EQUITY GROWTH THROUGH REAL ESTATE